Exhibit (d)(xxvi)
AMENDMENT TO SUBADVISORY AGREEMENT
     This Amendment (the “Amendment”) is effective September 7, 2006 and amends the Subadvisory Agreement (the “Agreement”) dated December 15, 2004 by and between Ibbotson Associates Advisors LLC, a Delaware limited liability company (“Subadviser”), and AIG SunAmerica Asset Management Corp., a Delaware corporation (“Adviser”).
     WHEREAS, Subadviser and Adviser have entered into the Agreement, effective December 15, 2004; and
     WHEREAS, Subadviser and Adviser agree to amend Schedule A (“Schedule”) to the Agreement with respect to certain provisions relating to payment of a minimum annual fee.
     NOW THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subadviser and Adviser agree to amend the Schedule to the Agreement in the following respects only:
1.	The Schedule to the Agreement is hereby amended by deleting the last paragraph and replacing with the following paragraph:

For each year that this Agreement remains in effect, if the fees paid at the annual fee rate do not exceed $ , Adviser will pay Subadviser the difference between $ and amount of the fees paid at the annual fee rate (the “Minimum Annual Fee”). The Minimum Annual Fee shall be due and payable in arrears, and shall be determined on or about December 14, 2007, and on each anniversary thereof.
     Capitalized terms used herein and not otherwise defined are used herein as defined in the Agreement. All other terms and provisions of the Agreement shall remain in full force and effect.
     IN WITNESS WHEREOF, the parties have executed this Amendment as of the date set forth above.

Ibbotson Associates Advisors LLC		AIG SunAmerica Asset Management Corp.

Signature:	/s/ PENG CHEN	Signature:	/s/ PETER A. HARBECK

Name:	Peng Chen	Name:	Peter A. Harbeck
Title:	President	Title:	President and Chief Executive Officer
Date:	10/18/06	Date:	09/25/06